   Supplement to the Original Offer to Purchase Dated February 19, 1999

                              [LOGO APPEARS HERE]

                     OFFER TO PURCHASE FOR CASH UP TO

                             25,500,000 SHARES
                                OF COMMON STOCK
                                 AT A PURCHASE

                         PRICE OF $22.50 PER SHARE

The offer, proration period and withdrawal rights expire at 11:59 p.m., New York City time, on April 22, 1999, unless the offer is extended.

      Building One Services Corporation, a Delaware corporation (the "Compa-ny"), has modified its tender offer commenced on February 19, 1999. It now in-vites its stockholders to tender shares of their common stock, par value $.001 per share ("Shares"), to the Company at a price of $22.50 per Share in cash, upon the terms and subject to the conditions set forth in this Supplement to the Offer to Purchase, the related Letter of Transmittal and certain other rel-evant documents (which together constitute the "Offer"). As part of the Offer, the Company is permitting tenders of (a) Shares in connection with the condi-tional exercise of the stock options held by employees as of March 23, 1999 ("Options") and having exercise prices below $22.50 per Share ("Option Shares"), (b) Shares that were acquired as of December 31, 1998 through the Company's 1997 Employee Stock Purchase Plan ("ESPP Shares"), (c) Shares that were acquired as of March 23, 1999 in connection with the sale of a business to the Company under agreements with the Company that restrict (or restricted pre-viously) their transfer for periods of at least one year ("Restricted Shares"), and (d) Shares that are pledged to the Company to secure potential future obli-gations ("Pledged Shares"). Although the Company is not obligated to purchase Restricted Shares, the Company will purchase up to, but not more than, 50% of any one person's Restricted Shares in the Offer. The Company will pay $22.50 per Share, net to the seller in cash or, in the case of Option Shares, $22.50 per Share less the exercise price per Share and applicable withholding taxes, for 25,500,000 Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer, including the proration terms here-of. The Company reserves the right, in its sole discretion and subject to cer-tain restrictions, to purchase more than 25,500,000 Shares pursuant to the Of-fer.

  This Offer is conditioned on a minimum of 21,000,000 Shares being tendered,

   the receipt of financing on terms consistent with our descriptions of the proposed financings in this

     Supplement to the Offer to Purchase and certain other conditions.

      As of March 23, 1999, the Company had outstanding 45,275,872 Shares, Op-tions with exercise prices below $22.50 per Share for 3,640,081 Option Shares and warrants with exercise prices below $22.50 per Share to purchase 3,080,000 Shares (the "Warrants").

      The Shares are quoted on the Nasdaq Stock Market ("Nasdaq") under the symbol "BOSS." On February 5, 1999, the last full trading day on Nasdaq prior to the announcement by the Company of its intention to make the original offer, the closing sales price per Share was $20 1/8. On March 22, 1999, the last full trading day on Nasdaq prior to the announcement by the Company of its intention to modify the original offer, the closing sales price per Share was $18 13/16. The Company urges stockholders to obtain current quotations of the market price of the Shares. See Section 7.

      The Board of Directors of the Company has approved the Offer. However, stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender. Neither the Company nor its Board of Directors makes any recommendation as to whether to tender or refrain from tendering Shares.

      This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

  The Date of this Supplement to the Offer to Purchase is April 6, 1999.

                                   IMPORTANT

General

      The information agent for the Offer is MacKenzie Partners, Inc. ("MacKen-zie Partners"), 156 Fifth Avenue, New York, NY 10010 (telephone number 800/322-
2885). Except as discussed below, any stockholders desiring to tender all or any portion of their Shares should either:

 (i)complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signatureguarantee, or an agent's message (in the case of book-entry transfer), and any other required documents to Harris Trust Company of New York ("Harris Trust"), and either mail ordeliver the stock certificates for such Shares to Harris Trust (with all such other documents) or follow the procedure for book-entry deliv-ery set forth in Section 3; or

(ii)request a broker, dealer, commercial bank, trust company or other nomi-nee to effect the transaction for such stockholder.

A stockholder having Shares registered in the name of a broker, dealer, commer-cial bank, trustcompany or other nominee must contact that broker, dealer, com-mercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

      Stockholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to Harris Trust, in any case, by the expiration of the Offer should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3. To effect a valid tender of Shares, stockholders must validly complete the Letter of Transmittal.

      Questions and requests for assistance or for additional copies of this Supplement to the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to MacKenzie Partners.

Special Instructions for Holders of Certain Types of Shares

      Holders of Options, ESPP Shares, Restricted Shares or Pledged Shares who wish to participate in the Offer must follow the instructions and procedures set forth in the separate documents described below. These separate documents are also part of the terms of the Offer.

    . Holders of Options, ESPP Shares, Restricted Shares or Pledged Shares should read this Supplement to the Offer to Purchase and the related Letter of Transmittal, as they contain the terms of the Offer. The special instructions in the documents referred to below supplement the information contained in this Supplement to the Offer to Purchase and the related Letter of Transmittal. Holders of Options or ESPP Shares should also see "Certain United States Federal Income Tax Consequences--Tax Considerations for Holders of Options or ESPP Shares" in Section 14 for information about tax considerations and Section 5 for special payment procedures that apply to such holders if they participate in the Offer.

    . Holders of Options who wish to tender Option Shares in the Offer should review the information and must follow the instructions contained in the materials printed on yellow paper.

    . Holders of ESPP Shares who wish to tender ESPP Shares in the Offer should review the information and must follow the instructions contained in the materials printed on green paper.

    . Holders of Restricted Shares or Pledged Shares who wish to tender Shares in the Offer should review the information and must follow the instructions contained in the materials printed on purple paper.


      Additional copies of the special instructions may be obtained from Mac-Kenzie Partners.

                                    *  *  *

      The Offer is not being made to (nor will any tender of Shares be ac-cepted from or on behalf of) holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of Shares therein would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary for the Company to make the Offer in any such jurisdiction and extend the Offer to holders in such jurisdiction.

                               TABLE OF CONTENTS

 Section                                                                  Page
 -------                                                                  ----
 Summary.................................................................   6
 Introduction............................................................   8
 The Offer...............................................................   9
        1. Number of Shares; Proration..................................    9
        2. Tenders by Owners of Fewer than 100 Shares...................   12
        3. Procedure for Tendering Shares...............................   12
        4. Withdrawal Rights............................................   18
        5. Purchase of Shares and Payment of Purchase Price.............   18
        6. Certain Conditions of the Offer..............................   21
        7. Price Range of Shares........................................   23
           Background and Purpose of the Offer; Certain Effects of the
        8. Offer........................................................   23
        9. Interests of Directors and Executive Officers; Transactions
           and Arrangements Concerning the Shares.......................   25
       10. Source and Amount of Funds...................................   26
       11. Certain Information about the Company........................   29
           Effect of the Offer on the Market for Shares; Registration
       12. under the Exchange Act.......................................   34
       13. Certain Legal Matters........................................   34
       14. Certain United States Federal Income Tax Consequences........   35
       15. Extension of the Offer; Termination; Amendment...............   39
       16. Fees and Expenses............................................   40
       17. Unaudited Pro Forma Financial Statements.....................   41
       18. Miscellaneous................................................   46

                                    SUMMARY

      This general summary is provided for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details of this Supplement to the Offer to Purchase.

Number of Shares to be Purchased
                                       Up to 25,500,000 Shares, including Op-
                                       tion Shares, ESPP Shares, Restricted
                                       Shares and Pledged Shares.

Purchase Price
                                       $22.50 per Share, net to the seller in
                                       cash, or, in the case of Option
                                       Shares, $22.50 per Share less the ex-
                                       ercise price per Share and the appli-
                                       cable tax withholding amount.


Minimum Tender                         21,000,000 Shares.

How to Tender Shares                   See Section 3. Call the Information
                                       Agent, MacKenzie Partners, at 800/322-
                                       2885 or consult your broker for assis-
                                       tance.

Brokerage Commissions                  None.

Stock Transfer Tax                     None, if the Company pays the regis-
                                       tered holder.

Expiration Date
                                       April 22, 1999, at 11:59 p.m., New
                                       York City time, unless extended by the
                                       Company.

Payment Date                           As soon as practicable after the Expi-
                                       ration Date.

Position of the Company                Neither the Company nor its Board of
                                       Directors makes any recommendation to
                                       any stockholder as to whether to ten-
                                       der or refrain from tendering Shares.

Withdrawal Rights                      Tendered Shares may be withdrawn at
                                       any time until 11:59 p.m., New York
                                       City time, on April 22, 1999 (unless
                                       the Offer is extended by the Company)
                                       and, unless the Company has accepted
                                       the Shares for payment, at any time
                                       after 12:00 midnight, New York City
                                       time, on April 16, 1999. See Section
                                       4.

Proration                              If all of the eligible Shares (exclud-
                                       ing Shares underlying Warrants) and
                                       1,800,000 of the Option Shares under-
                                       lying Options with exercise prices of
                                       less than $22.50 are validly tendered
                                       by stockholders in the Offer, the pro-
                                       ration percentage (that is, the per-
                                       centage of validly tendered Shares
                                       that would be purchased in the Offer)
                                       would be approximately 54%. If more
                                       than 25,500,000 shares are validly
                                       tendered, the Company will buy:

                                         (i)
                                              first, all Shares unconditionally
                                        tendered by holders of fewer than 100
                                        Shares (including Restricted Shares)
                                        who check the "Odd Lots" box in the ap-
                                        propriate documents;

                                   (ii)

                                              second, on a pro rata basis, all
                                        other Shares unconditionally tendered
                                        and all Shares conditionally tendered
                                        for which the condition can be satis-
                                        fied, except that the Company will not
                                        buy more than 50% of any one person's
                                        Restricted Shares as a result of the
                                        pre-existing contractual restrictions
                                        on such Shares;

                                  (iii)

                                              third, if the Company does not
                                        buy certain tendered Restricted Shares
                                        because of the 50% limitation set forth
                                        above, all of such other Shares not
                                        purchased pursuant to (ii) above except
                                        Restricted Shares, on a pro rata basis;

                                   (iv)

                                              finally, if the number of Shares
                                        acquired under (i), (ii) and (iii) is
                                        less than 25,500,000, such additional
                                        Shares to total 25,500,000, by lot from
                                        stockholders who conditionally tendered
                                        their Shares for which the condition
                                        could not be met and in the respective
                                        amounts that each such stockholder in-
                                        dicated as the minimum number of Shares
                                        to be purchased by the Company.

                                        The Company will return all of the
                                        Shares that it does not purchase (other
                                        than Pledged Shares),including Shares
                                        not purchased because of proration or
                                        conditional tenders and will return all
                                        Options not exercised because of
                                        proration.

Questions                               Call MacKenzie Partners at 800/322-2885
                                        or consult your broker.

      The Company has not authorized any person to make any recommendation on behalf of the Company as to whether stockholders should tender or refrain from tendering Shares pursuant to the Offer. The Company has not authorized any per-son to give any information or to make any representation in connection with the Offer on behalf of the Company other than those contained in this Supple-ment to the Offer to Purchase, the Letter of Transmittal or the other documents sent to you in connection with the Offer. Do not rely on any such recommenda-tion or any such information or representations, if given or made, as having been authorized by the Company.

 To the holders of shares of common stock of Building One Services Corporation:

                                  INTRODUCTION

      The Company invites its stockholders to tender up to 25,500,000 Shares to the Company at a price of $22.50 per Share net to the seller in cash, or, in the case of Option Shares, $22.50 per Share, less the exercise price per Share and applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer. As part of the Offer, the Company invites tenders of
(a) Option Shares, (b) ESPP Shares, (c) Restricted Shares, and (d) Pledged Shares. The Company will not purchase, however, more than 50% of any one person's Restricted Shares.

      The Company will pay $22.50 per Share, net to the seller in cash, or, in the case of Option Shares, $22.50 per Share, less the exercise price per Share and applicable withholding taxes, for all Shares validly tendered prior to the Expiration Date (as defined in Section 1) and not withdrawn, upon the terms and subject to the conditions of the Offer, including the proration terms described below. The Company reserves the right, in its sole discretion, to purchase more than 25,500,000 Shares.

      The Offer is conditioned on a minimum of 21,000,000 Shares being ten-dered, the receipt of financing on terms consistent with our descriptions of the proposed financings included in this Supplement to the Offer to Purchase and certain other conditions. See Section 6.

      If, before the Expiration Date, more than 25,500,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, purchase Shares subject to the priorities and proration terms described in this Supplement to the Offer to Purchase.

      The $22.50 per Share purchase price will be paid net to the tendering stockholder in cash for all Shares purchased, except that holders of Options will be permitted to tender in connection with the conditional "cashless" exercises of such Options and receive the difference between $22.50 and the exercise price, less applicable withholding taxes, for each Option Share purchased by the Company. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. However, any tendering stockholder who fails to complete, sign and return to Harris Trust the Substitute Form W-9 that is included with the Letter of Transmittal may be subject to required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder pursuant to the Offer. See Section 3.

      The Board of Directors of the Company has approved the Offer. However, stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares.

      On February 8, 1999, the Company announced its intention to offer to pur-chase Shares. The original offer was commenced on February 19, 1999. On March 23, 1999, the Company announced its intention to modify the original offer to increase the number of Shares it was offering to purchase to 25,500,000 from 24,365,891 and to reduce the purchase price to $22.50 per Share from $25.00 per Share. The Company made this decision as a result of the decreases in the mar-ket price of the Shares after the commencement of the original offer and the increasing cost of the financing needed to fund the original offer. The Company also announced on March 23, 1999 that it had agreed to sell $100 million of convertible subordi-nated notes to Boss Investment LLC, an affiliate of Apollo Management, L.P. ("Boss Investment"), to fund a portion of the Offer.

      The Company believes that its purchase of Shares through the Offer will
(i) provide value to its stockholders; (ii) reconfigure the Company's balance sheet to provide a higher return on equity; and (iii) afford to those stock-holders who desire liquidity an opportunity to sell their Shares (subject to proration) at a premium to recent market prices and without the usual transac-tion costs associated with open market sales. After the Offer is completed, the Company expects to have sufficient cash flow and access to other sources of capital to continue to implement its business plan, fund its operations and make acquisitions.

      Stockholders who are participants in the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") and own ESPP Shares may instruct American Stock Transfer & Trust Company (the "ESPP Agent"), as administrator of the Purchase Plan, to tender part or all of the Shares credited to their accounts as of December 31, 1998 in the Purchase Plan by following the instructions set forth in "Procedure for Tendering Shares--Tenders by Holders of Options, ESPP Shares, Restricted Shares and Pledged Shares" in Section 3.

      Based on the exercise prices of the Options eligible to participate in the Offer, the Company estimates that 900,000 Option Shares may be purchased in the Offer. Accordingly, based on this assumption and the assumption that no Shares underlying the Warrants will be tendered, the Company believes that it will purchase 24,600,000 Shares, or approximately 54% of its outstanding Shares as of March 23, 1999. As of March 23, 1999, the Company had outstanding 45,275,872 Shares, Options with exercise prices below $22.50 per share for 3,640,081 Option Shares and Warrants to purchase 3,080,000 Shares. The 25,500,000 Shares that the Company is offering to purchase represent 49% of the outstanding Shares, Option Shares and Shares underlying the Warrants as of March 23, 1999.

      The Shares are quoted on Nasdaq under the symbol "BOSS." On February 5, 1999, the last full trading day on Nasdaq prior to the announcement by the Company of its intention to make the original offer, the closing sales price per Share was $20 1/8. On March 22, 1999, the last full trading day on Nasdaq prior to the announcement by the Company of its intention to modify the origi-nal offer, the closing sales price per Share was $18 13/16. The Company urges stockholders to obtain current quotations of the market price of the Shares.

                                   THE OFFER

1.    NUMBER OF SHARES; PRORATION

      Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) 25,500,000 Shares or such lesser number of Shares as are validly tendered before the Expiration Date
(and not withdrawn in accordance with Section 4) at a net cash price of $22.50 per Share. Holders of Options will be permitted to tender in connection with conditional "cashless" exercises of such Options and will receive the differ-ence between $22.50 and the exercise price, less applicable withholding taxes for each Option Share purchased by the Company. The term "Expiration Date" means 11:59 p.m., New York City time, on April 22, 1999, unless and until the Company shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. Under the agree-ment with Boss Investment, the Company shall, unless otherwise requested by Boss Investment, and may, without the prior written consent of Boss Investment, extend the Offer periodically through June 20, 1999, if at the Expiration Date the conditions to the Offer are not satisfied or waived, until such time as all such conditions are satisfied or waived. See Section 15 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer.

      The Company reserves the right, in its sole discretion, to purchase more than 25,500,000 Shares pursuant to the Offer. See Section 15. In accordance with applicable regulations of the
Securities and Exchange Commission (the "SEC"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought; and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday until 5:00 p.m., New York City time, on such day.

      The Offer is conditioned on a minimum of 21,000,000 Shares being ten-dered, the receipt of financing on terms consistent with our descriptions of the proposed financings in this Supplement to the Offer to Purchase and certain other conditions. See Section 6.

      The Company will pay the $22.50 purchase price per Share or, in the case of Option Shares, $22.50 per Share, less the exercise price per Share and the applicable tax withholding amount, for all Shares validly tendered prior to the Expiration Date and not withdrawn, upon the terms and subject to the conditions of the Offer. The Company will return, at its own expense, as promptly as prac-ticable after the Expiration Date all of the Shares (other than Pledged Shares) that it does not purchase, including Shares not purchased because of proration or conditional tenders, and all of the Options that are not exercised because of proration.

      If the number of Shares validly tendered and not withdrawn prior to the Expiration Date is at least 21,000,000 Shares, but less than or equal to 25,500,000 Shares (or such greater number of Shares as the Company may elect to purchase), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the $22.50 purchase price per Share all of the Shares so tendered.

      Priority. Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 25,500,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered and not withdrawn, the Company will purchase such validly tendered Shares in the following order of priority:

(i)
    first, all of the Shares validly and unconditionally tendered prior to the Expiration Date by any Odd Lot Owner (as defined in Section 2) who:

    (a) tenders all of the Shares beneficially owned by such Odd Lot Owner (partial tenders will not qualify for this preference); and

    (b) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

(ii)second, on a pro rata basis, all of the other Shares validly and uncon-ditionally tendered, and all of the Shares validly and conditionally tendered, for which the condition can be satisfied, except that, as a result of pre-existing contractual arrangements between the Company and the holders of Restricted Shares, the Company will not buy more than 50% of any one person's Restricted Shares; and

(iii) third, if the Company does not buy certain tendered Restricted Shares because of the 50% limitation set forth above, all of such other Shares not purchased pursuant to (ii) above except Restricted Shares, on a pro rata basis; and

(iv)finally, if the number of Shares acquired under (i), (ii) and (iii) is less than 25,500,000, such additional Shares to total 25,500,000, by lot from stockholders who conditionally tender their Shares for which the condition could not be met and in the respective amounts that each such stockholder indicated as the minimum number of Shares to be purchased by the Company.

      Proration. In the event that proration of tendered Shares is required, the Company will determine the proration factor as promptly as practicable after the Expiration Date. Proration for each stockholder tendering Shares (other than Odd Lot Owners and stockholders whose conditional tender terms cannot be met) shall be based on the ratio of the number of Shares tendered by such stockholder to the total number of Shares tendered by all of the stockholders other than Odd Lot Owners and stockholders whose conditional tender terms cannot be met. The same proration factor applies to stockholders tendering Restricted Shares, except that the Company will not purchase more than 50% of any one person's Restricted Shares. To the extent that the Company does not buy tendered Restricted Shares because of this 50% limitation, the Company will determine a new proration factor equal to the ratio of the number of tendered Restricted Shares not purchased to the total number of Shares tendered by all of the stockholders other than Odd Lot Owners and holders of tendered Restricted Shares who, based on initial proration, have reached the 50% limitation. These ratios will be applied to stockholders tendering Shares (other than Odd Lot Owners and, where applicable, holders of Restricted Shares) to determine the number of Shares that will be purchased from each such stockholder pursuant to the Offer.

      Option Shares, Restricted Shares and the ESPP Shares that are validly tendered will be subject to the following additional administrative rules:

    . The Company will purchase Option Shares in the order in which the Option Shares had already vested or would have vested under the Option's original vesting schedule. The Compensation Committee has accelerated the vesting of all of the Options to permit tenders of Option Shares in connection with conditional exercises of Options in the Offer.

    . The Company will purchase Restricted Shares in the order in which their restrictions lapse.

    . For holders of ESPP Shares, the Company will first purchase the ESPP Shares that have been held the longest.

      The Company expects to be able to announce the final results of such pro-ration no later than approximately seven business days after the Expiration Date.

      As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to that stockholder and therefore, may be relevant to a stockhold-er's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate a minimum number of Shares that the stockholder wants to tender, if any are purchased.

      This Supplement to the Offer to Purchase and the related Letter of Trans-mittal will be mailed to record holders of Shares as of April 6, 1999 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.TENDERS BY OWNERS OF FEWER THAN 100 SHARES

      The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all of the Shares validly tendered and not withdrawn on, or prior to, the Expiration Date by, or on behalf of, stockholders who owned beneficially as of the close of business on March 23, 1999 and continued to own beneficially as of the date of their tender an aggre-gate of fewer than 100 Shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery ("Odd Lot Owners"). To avoid proration, however, an Odd Lot Owner must validly tender all of the Shares that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to partial tenders or to owners of 100 or more Shares in the aggregate, even if such owners have separate stock certificates for fewer than 100 of such Shares. Any Odd Lot Owner wishing to tender all of the Shares beneficially owned by such stockholder pursuant to this Offer must complete the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaran-teed Delivery. See Section 3. Stockholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the Offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their Shares in transactions on Nasdaq.

      The Company also reserves the right, but will not be obligated, to pur-chase all of the Shares duly tendered by any stockholder who tendered all of the Shares beneficially owned and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Company exer-cises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

3.PROCEDURE FOR TENDERING SHARES

      Proper Tender of Shares. For Shares other than Option Shares and ESPP Shares to be validly tendered pursuant to the Offer:

(i)
    the certificates for such Shares, other than Pledged Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, or an agent's message (in the case of any book-entry transfer), and any other documents required by the Letter of Transmittal, must be received prior to 11:59 p.m., New York City time, on the Expiration Date by Harris Trust at its address set forth on the back cover of this Supplement to the Offer to Purchase; or

(ii)
    the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

      Holders of Options or ESPP Shares should not complete the Letter of Transmittal but should follow the instructions for tendering Shares discussed in the instructions referred to below. See "--Tenders by Holders of Options, ESPP Shares, Restricted Shares and Pledged Shares." In addition, Odd Lot Owners who tender all of their Shares must complete the section entitled "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed De-livery, in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 2.

      It is a violation of Section 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14e-4 promulgated thereunder, for a person to tender Shares for such person's own account unless the person so tendering:

(i) owns such Shares; or

(ii)owns other securities convertible into or exchangeable for Shares or owns an option, warrant or right to purchase Shares and intends to acquire such Shares for tender by conversion, exchange or exercise of such option, warrant or right.

Section 14(e) and Rule 14e-4 contain a similar restriction applicable to a ten-der or guarantee of a tender on behalf of another person.

      The acceptance of Shares by the Company for payment will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer, including the tendering stockholder's representation that such stockholder owns the Shares being ten-dered within the meaning of Rule 14e-4, and the tender of such Shares complies with Rule 14e-4.

      Tenders by Holders of Options, ESPP Shares, Restricted Shares or Pledged Shares. Holders of Options and ESPP Shares should not complete the Letter of Transmittal. They should complete the forms discussed in the documents referred to below. In addition, holders of Options, ESPP Shares, Restricted Shares or Pledged Shares who wish to participate in the Offer must follow the instructions and procedures set forth in the separate documents described below. These separate documents are also part of the terms of the Offer.

    . Holders of Options, ESPP Shares, Restricted Shares or Pledged Shares should read this Supplement to the Offer to Purchase and the related Letter of Transmittal, as they contain the terms of the Offer. The special instructions in the documents referred to below supplement the information contained in this Supplement to the Offer to Purchase and the related Letter of Transmittal. Holders of Options or ESPP Shares should also see "Certain United States Federal Income Tax Consequences--Tax Considerations for Holders of Options or ESPP Shares" in Section 14 for information about tax considerations and Section 5 for special payment procedures that apply to such holders if they participate in the Offer.

    . Holders of Options who wish to tender Option Shares in the Offer should review the information and must follow the instructions contained in the materials printed on yellow paper.

    . Holders of ESPP Shares who wish to tender ESPP Shares in the Offer should review the information and must follow the instructions contained in the materials printed on green paper.

    . Holders of Restricted Shares and Pledged Shares who wish to tender Shares in the Offer should review the information and must follow the instructions contained in the materials printed on purple paper.

In addition, see Section 5 below, "Purchases of Shares and Payment of Purchase Price--Special Procedures for Holders of Options, ESPP Shares, Restricted Shares or Pledged Shares."

      Conditional Tender of Shares. Under certain circumstances and subject to the exceptions set forth in Section 1, the Company may reduce on a pro rata ba-sis the number of Shares purchased pursuant to the Offer. As discussed in Sec-tion 14, the number of Shares to be purchased from a particular stockholder might affect the tax treatment of such purchase to such stockholder and such stockholder's decision whether to tender. Accordingly, a stockholder may tender Shares subject to the condition that a specified minimum number of such hold-er's Shares must be purchased if any such Shares so tendered are purchased, and any stockholder desiring to make such a conditional tender must so indicate in the box captioned "Conditional Tender" in the Letter of Transmittal or, if ap-plicable, the Notice of Guaranteed Delivery. Holders of ESPP Shares who wish to make conditional tenders should so indicate in the section captioned "Condi-tional Tender" in the "Tender Instruction Form for Shares in Building One Serv-ices Corporation's 1997 Employee Stock Purchase Plan."

      Any tendering stockholders wishing to make a conditional tender must cal-culate and appropriately indicate such minimum number of Shares and each stock-holder is urged to consult with his own tax advisor. If the effect of accepting tenders on a pro rata basis would be to reduce the number of Shares to be pur-chased from any stockholder below the minimum number so specified, such tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all Shares tendered by such stockholder pursuant to such Letter of Transmittal or Notice of Guaranteed Delivery will be returned as soon as practicable thereafter.

      If conditional tenders would otherwise be so regarded as withdrawn and would cause the total number of Shares to be purchased to fall below the number of Shares sought by the Company, then, to the extent feasible, the Company may select enough of such conditional tenders that would otherwise have been so withdrawn to permit the Company to purchase the number of Shares sought by the Company. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the designated minimum num-ber of Shares to be purchased.

      Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the holder of the Shares) tendered therewith and payment and delivery are to be made directly to such registered holder; or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States (each such entity being hereinaf-ter referred to as an "Eligible Institution"). In all other cases, all signa-tures on the Letter of Transmittal must be guaranteed by an Eligible Institu-tion. See Instruction 1 of the Letter of Transmittal. If a certificate repre-senting Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In this regard, see Section 5 for information with re-spect to applicable stock transfer taxes. In all cases, payment for Shares ten-dered and accepted for payment pursuant to the Offer will be made only after timely receipt by Harris Trust of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into Harris Trust's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an agent's message (in the case of any book-entry transfer) and any other documents required by the Letter of Transmittal.

      The method of delivery of all documents, including Share certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

      Book-Entry Delivery. Harris Trust has established an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into Harris Trust's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into Harris Trust's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees or an agent's message (in the case of any book-entry transfer) and other required documents must, in any case, be transmitted to and received by Harris Trust at one of its addresses set forth on the back cover of this Sup-plement to the Offer to Purchase prior to the Expiration Date, or the guaran-teed delivery procedure set forth below must be followed. Delivery of the Let-ter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to Harris Trust.

      Guaranteed Delivery. If a stockholder desires to tender Shares, other than Pledged Shares, pursuant to the Offer and such stockholder's Share certif-icates cannot be delivered to Harris Trust prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach Harris Trust before the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii)
    Harris Trust receives (by hand, mail, overnight courier, telegram or facsimile transmission), on, or prior to, the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Supplement to the Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

(iii)
    the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into Harris Trust's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any required signature guarantees or an agent's message (in the case of any book-entry transfer) or other documents required by the Letter of Transmittal, are received by Harris Trust within three Nasdaq trading days after the date Harris Trust receives such Notice of Guaranteed Delivery.

      Return of Shares. If any tendered Shares are not purchased, or if less than all of the Shares evidenced by a stockholder's certificates are tendered, certificates for Shares that are not purchased (other than Pledged Shares) will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at the Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering stock-holder at the Book-Entry Transfer Facility, in each case without expense to such stockholder. Restricted Shares that are returned will bear appropriate legends restricting transfer, as applicable.

      Backup Federal Income Tax Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the ap-plicable law and regulations, 31% of the gross proceeds payable to a stock-holder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or so-cial security number) to Harris Trust and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should com-plete and sign the Substitute Form W-9 included as part of the Letter of Trans-mittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satis-faction of Harris Trust that the stockholder is not subject to backup withhold-ing. Certain stockholders, including, among others, all corporations and cer-tain foreign stockholders (in addition to foreign corporations), are not sub-ject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-9, signed under penalties of per-jury, attesting to that stockholder's exempt status. Such statements can be ob-tained from Harris Trust. See Instruction 12 of the Letter of Transmittal.

      To prevent backup federal income tax withholding equal to 31% of the gross payments made to stockholders for Shares purchased pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such with-holding must provide Harris Trust with the stockholder's correct taxpayer iden-tification number and provide certain other information by completing the Sub-stitute Form W-9 included with the Letter of Transmittal.

      For a discussion of certain United States federal income tax consequences to tendering stockholders, see Section 14.

      Withholding For Foreign Stockholders. Even if a foreign stockholder has provided the required certification to avoid backup withholding, Harris Trust will withhold United States federal income taxes equal to 30% of the gross pay-ments payable to a foreign stockholder or his or her agent unless Harris Trust determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stock-holder that is not (i) a citizen or resident of the United States; (ii) a cor-poration, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof;
(iii) an estate, the income of which is subject to United States federal income taxation regardless of the source of such income; or (iv) a trust, if a court within the United States is able to exercise primary supervision of the admin-istration of the trust and one or more United States persons have the authority to control all of the substantial decisions of the trust. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to Harris Trust before the payment a properly completed and exe-cuted IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively con-nected with the conduct of a trade or business within the United States, a for-eign stockholder must deliver to Harris Trust a properly completed and executed IRS Form 4224. Harris Trust will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withhold-ing by reference to any outstanding certificates or statements concerning eli-gibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reli-ance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete re-demption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of with-holding. Foreign stockholders are urged to consult their own tax advisors re-garding the application of United States federal income tax withholding, in-cluding eligibility for a withholding tax reduction or exemption, and the re-fund procedure. See Instruction 12 of the Letter of Transmittal.

      Tendering Stockholder's Representation and Warranty; Company's Accept-ance Constitutes an Agreement. It is a violation of Rule 14e-4, promulgated under the Exchange Act, for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person's own account unless at the time of tender and at the Expiration Date such person has a "net long position" equal to or greater than the amount tendered in (i) the Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Company within the period specified in the Offer or (ii) other securities immediately convertible into, exercisable for or exchangeable into Shares ("Equivalent Securities") and, upon the acceptance of such tender, will ac-quire such Shares by conversion, exchange or exercise of such Equivalent Secu-rities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on be-half of another person. A tender of Shares made pursuant to any method of de-livery set forth herein will constitute the tendering stockholder's represen-tation and warranty to the Company that (i) such stockholder has a "net long position" in Shares or Equivalent Securities being tendered within the meaning of Rule 14e-4; and (ii) such tender of Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Com-pany upon the terms and subject to the conditions of the Offer.

      Determinations of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligi-bility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which deter-mination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all of the tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregular-ity in the tender of any particular Shares or any particular stockholder. No tender of Shares will be deemed to be properly made until all defects or ir-regularities have been cured or waived. None of the Company, Harris Trust, AST StockPlan, Inc., MacKenzie Partners or any other person is or will be obli-gated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

      Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to Harris Trust and not to the Company. Any such documents delivered to the Company will not be forwarded to Harris Trust and therefore will not be deemed to be validly tendered.

4.    WITHDRAWAL RIGHTS

      Except as otherwise provided in this Section 4, tenders of Shares pursu-ant to the Offer are irrevocable. Shares other than Option Shares and ESPP Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless the Company has accepted the Shares (including Op-tion Shares and ESPP Shares) for payment as provided in this Supplement to the Offer to Purchase, may also be withdrawn after 12:00 midnight, New York City time, on April 16, 1999. Option Shares and ESPP Shares may be withdrawn at any time before 5:00 p.m. April 20, 1999.

      For a withdrawal to be effective, Harris Trust must receive (at its ad-dress set forth on the back cover of this Supplement to the Offer to Purchase) a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the per-son who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if dif-ferent from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to Harris Trust, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible In-stitution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. Holders of Options and ESPP Shares must comply with the withdrawal procedures set forth in the separate documents for such holders.

      All questions as to the form and validity, including time of receipt and of notices of withdrawal will be determined by the Company, in its sole discre-tion, which determination shall be final and binding on all parties. None of the Company, Harris Trust, AST StockPlan, Inc., MacKenzie Partners or any other person is or will be obligated to give any notice of any defects or irregulari-ties in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be retendered before the Expiration Date by again following any of the procedures described in Section 3.

      If the Company extends the Offer or is delayed in its purchase of Shares for any reason, then, without prejudice to the Company's rights under the Of-fer, Harris Trust may, subject to applicable law, retain on behalf of the Com-pany all tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.    PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

      Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay the $22.50 per Share purchase price for all of the Shares accepted for payment pursuant to the Offer or, in the case of Option Shares, $22.50 per Share less the exercise price per Share and the applicable tax with-holding amount as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by Harris Trust of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into Harris Trust's ac-count at the Book-Entry Transfer Facility), a properly completed and duly exe-cuted Letter of Transmittal (or manually signed facsimile thereof) or any other required documents.

      Payment for Shares purchased pursuant to the Offer will be made by de-positing the aggregate purchase price therefor with Harris Trust, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable af-ter the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. Under no circumstances will the Com-pany pay interest on the purchase price including, without limitation, by rea-son of any delay in making payment. Certificates for all of the Shares not purchased other than Pledged Shares, including all of the Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who so delivered such Shares) as promptly as practicable following the Expiration Date or termina-tion of the Offer without expense to the tendering stockholder. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

      The Company will pay any stock transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if pay-ment of the purchase price is to be made to, or (in the circumstances permit-ted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all of the stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the purchase price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

Special Procedures for Holders of Options, ESPP Shares, Restricted Shares or Pledged Shares

      Options. Holders of Options to purchase Shares granted as of March 23, 1999 under the Company's Option plans or assumed in acquisitions may tender Option Shares in connection with the conditional exercise of Options having exercise prices below $22.50 per Share as part of the Offer. Such Option hold-ers will instruct AST StockPlan, Inc., as their agent, to tender part or all of the Option Shares resulting from the conditional exercise.

      This exercise of Options will be "conditional" because the Option holder is deemed to exercise the Option only if, and to the extent that, the Company actually purchases the Option Shares in the Offer. If the Company purchases less than all of a holder's Option Shares, the Options relating to the remain-ing Option Shares will not be considered to have been exercised and will re-main outstanding. The Options relating to up to 50% of the amount of an Option holder's Option Shares prior to the Company's purchase of Option Shares will remain exercisable and the Options relating to the Option holder's remaining Option Shares will be subject to the original vesting schedule applicable to the portions of the holder's Options that would have vested last.

      As an accommodation to Option holders planning to tender Option Shares in the Offer, the Company will permit a "cashless" exercise of such Options. In this event, the Option holder will not be required to pay cash for the ex-ercise price and the consideration received by the holder whose Option Shares are purchased in the Offer will be the difference between $22.50 per Share and the exercise price per Share relating to the Option Shares so purchased (less the applicable tax withholding amount). Option holders who have not exercised their Options for cash and received Shares may not use the Letter of Transmittal to direct the tender of the Option Shares. Instead, such holders must follow the procedures for tender described in the separate materials on yellow paper included with this Supplement to the Offer to Purchase.

      ESPP Shares. Participants in the Purchase Plan who wish to have the agent for such plan tender ESPP Shares attributable to their accounts should notify the ESPP Agent of such election as provided in the notice sent to such partici-pants and explained in the materials on green paper included with this Supple-ment to the Offer to Purchase. As explained in greater detail in those materi-als, employees who own ESPP Shares who wish to participate in the Offer must instruct the ESPP Agent as to the number of their ESPP Shares they would like to tender in the Offer, and must authorize the ESPP Agent to tender the ESPP Shares on their behalf. Solely for the purpose of allowing participants in the Purchase Plan to participate in the Offer, the one-year restriction on sales of ESPP Shares acquired through the Purchase Plan as of the end of the December 1998 purchase period has been temporarily waived. Shares credited under the Purchase Plan after December 31, 1998 are not eligible for the Offer. Any ESPP Shares that have not satisfied the one-year sale restriction and are not pur-chased in the Offer will be returned to the employee's Purchase Plan account. Such ESPP Shares will not be eligible for sale until the one-year period has been satisfied. Holders of ESPP Shares may not use the Letter of Transmittal to direct the tender of ESPP Shares. Instead, holders of ESPP Shares must follow the procedures for tender described in the separate materials on green paper included herewith.

      Restricted Shares. Holders of Restricted Shares may tender part or all of their Restricted Shares. As a result of pre-existing agreements between the Company and the holders of Restricted Shares, the Company will not purchase, however, more than 50% of any one person's Restricted Shares. In addition, the Company will purchase Restricted Shares in the order in which their restric-tions lapse. To the extent that the Company purchases less than 50% of a hold-er's Restricted Shares, either because the holder did not tender the Restricted Shares or because of proration, such Restricted Shares will remain free of any contractual restrictions on transfer (but subject to any applicable securities laws limitations). The remaining 50% of a holder's Restricted Shares will re-main subject to the contractual restrictions on transfer agreed to in the agreement relating to the holder's acquisition of the Restricted Shares. Hold-ers of Restricted Shares must complete the Letter of Transmittal to tender Re-stricted Shares, including any Pledged Shares. The procedures for tender of Re-stricted Shares are described in the separate materials on purple paper in-cluded with this Supplement to the Offer to Purchase.

      Pledged Shares. Holders of Pledged Shares who desire to tender their Pledged Shares in the Offer must direct Harris Trust to tender the Pledged Shares on their behalf as described in the materials on purple paper included with this Offer to Purchase. By signing the Letter of Transmittal, a holder of Pledged Shares will authorize Harris Trust to return any Pledged Shares that are not purchased in the Offer to the Company and to forward the proceeds from the sale of any Pledged Shares to an account maintained for the Company's bene-fit by American Stock Transfer & Trust Company. The Company will purchase Pledged Shares based upon the proration factor applicable in the Offer. The proceeds from the Pledged Shares received upon tender will be subject to the same terms and conditions as the Pledged Shares. Holders of Pledged Shares must complete the Letter of Transmittal to tender Pledged Shares. The procedures for tender of Pledged Shares are described in the separate materials on purple pa-per included with this Offer to Purchase.

6.    CERTAIN CONDITIONS OF THE OFFER

      The Offer is conditioned upon the tender of a minimum of 21,000,000 Shares. In addition, notwithstanding any other provision of the Offer, the Com-pany shall not be required to accept for payment, or purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the ac-ceptance for payment of, or the purchase of and the payment for Shares ten-dered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after April 6, 1999 and prior to the Expiration Date any of the fol-lowing events shall have been determined by the Company to have occurred that, in the Company's reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such ac-ceptance for payment:

(a) there shall not be available to the Company funds sufficient to pay for the Shares and the costs and expenses of the Offer on terms and conditions consistent with our descriptions of the proposed financings in this Supplement to the Offer to Purchase; or

(b) there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (i) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer or, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer; or (ii) could materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

(c) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which would or might directly or indirectly result in any of the consequences referred to in clause (i) or
      (ii) of paragraph (b) above; or

(d) there shall have occurred (i) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (iii) the commencement or escalation of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might materially affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions or in the commercial paper markets in the United States or abroad that could have in the sole judgment of the Company a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares or on the proposed financing for the Offer; (vi) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on February 19, 1999; or

(e) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which is or may be material to the Company and its subsidiaries taken as a whole; or

(f) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or the Company shall have learned that
     (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or

(g) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its Shares.

     Notwithstanding anything else herein to the contrary, pursuant to the terms of the Company's agreement with Boss Investment, (a) no condition to the Offer may be waived in whole or in part, and the Offer may not be terminated without the prior written consent of Boss Investment and (b) the Company shall, unless otherwise requested by Boss Investment, and may, without the prior writ-ten consent of Boss Investment, extend the Offer periodically through June 20, 1999, if at the then scheduled or any extended expiration of the Offer, any of the conditions of the Offer shall not be satisfied or waived, until such time as all such conditions are satisfied or waived. Additionally, notwithstanding anything else herein to the contrary, the Company has agreed with Boss Invest-ment that unless the Company's agreement with Boss Investment shall have been terminated prior to June 20, 1999, the Company will not exercise any of its rights under this Section 6 not to accept for payment, terminate, or amend the Offer or postpone the acceptance for payment or the purchase of Shares ten-dered, without the written consent of Boss Investment, including any such exer-cise after June 20, 1999; provided, however, that the Company may, without the consent of Boss Investment, exercise such rights under this Section 6 if the conditions to the Company's obligations to complete the transactions with Boss Investment (other than the satisfaction of conditions to this Offer set forth herein) shall not then have been satisfied (subject to the right of Boss In-vestment to require the Company to extend the Offer through June 20, 1999).

     Subject to the preceding paragraph, the foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inac-tion by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any de-termination by the Company concerning the events described above and any re-lated judgment or decision by the Company regarding the inadvisability of pro-ceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

7.    PRICE RANGE OF SHARES

      The Shares are quoted on Nasdaq. The high and low sales prices per Share on Nasdaq as compiled from published financial sources for the periods indi-cated are listed below. The Shares have been traded under the symbol "BOSS" since September 1998.

                                                                 High      Low
                                                               --------- -------
Fiscal Year 1997
   Fourth Quarter............................................  $  21 1/2 $20
Fiscal Year 1998
   First Quarter.............................................  $  25 7/8 $18 3/8
   Second Quarter............................................  $25 15/16 $19 3/4
   Third Quarter.............................................  $  24 1/2 $11 1/2
   Fourth Quarter............................................  $  22 1/2 $ 7 7/8
Fiscal Year 1999
   First Quarter.............................................  $      21 $15 1/2
   Second Quarter through April 5, 1999......................  $  17 1/8 $    17

      On February 5, 1999, the last full trading day on Nasdaq prior to the an-nouncement by the Company of its intention to make the original offer, the closing sales price per Share was $20 1/8. On March 22, 1999, the last full trading day on Nasdaq prior to the announcement by the Company of its intention to modify the original offer, the closing sales price per Share was $18 13/16. The Company urges stockholders to obtain current quotations of the market price of the Shares.

8.    BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

      From time to time, the Company receives indications of interest or pro-posals for a transaction with the Company. On December 23, 1998, the Company entered into an Agreement and Plan of Merger with Boss Investment. Pursuant to that Agreement and Plan of Merger, the Company was to merge with an affiliate of Boss Investment, with the Company as the surviving corporation. The adoption of the Agreement and Plan of Merger by the Company's stockholders would have resulted in reducing the number of outstanding Shares from approximately 45,300,000 to 10,578,000. As a part of the merger, stockholders would have re-ceived $25.00 in cash for each Share of common stock they beneficially owned unless the stockholder elected to retain such Shares and unless stockholders elected to retain less than 10,578,000 Shares in the aggregate, and the Company would have acquired 50% of the outstanding Options for $25.00 in cash less the exercise price per Share.

      On February 8, 1999, the Company and Boss Investment announced that they had agreed to mutually terminate the Agreement and Plan of Merger. The Agree-ment and Plan of Merger had been conditioned on a number of items, including Boss Investment's comfort with arrangements with management of the Company re-garding their Shares after the merger. The Company and Boss Investment were un-able to agree to satisfactory terms with respect to such arrangements and other matters.

      On February 8, 1999, the Company announced its intention to make an offer to purchase 50% of its outstanding Shares at $25.00 per Share net to the seller in cash and 50% of its Option Shares at a price of $25.00 per Share less the exercise price per Share and applicable withholding taxes. The original offer was commenced on February 19, 1999.

      On March 23, 1999, the Company announced that it had extended and in-tended to modify its original offer. In addition, it announced that Boss In-vestment had agreed to invest $100 million in the Company to finance a portion of the tender offer in exchange for 7.5% convertible subordinated notes.

The completion of the transaction with Boss Investment is subject to a number of conditions, including the following: no prohibition or restriction of the transaction by law or injunction; the expiration or early termination of the waiting period under the Hart-Scott-Rodino Act of 1976, as amended (the "HSR Act") and the receipt of all other required consents; the receipt of the other financings for the Offer; no pending or threatened delisting proceeding by Nasdaq; our acquisition of 21,000,000 Shares at a price of $22.50 per Share through the Offer; our appointment or nomination of persons acceptable to Boss Investment to the Board of Directors; and other customary closing conditions, including those related to the accuracy of representations and warranties, the performance of covenants and the delivery of legal opinions and other docu-ments.

      The Company has assumed, for purposes of estimating the cost of the Of-fer, that it will purchase approximately 24,600,000 of its Shares outstanding and approximately 900,000 Option Shares and that holders of outstanding War-rants will not exercise the Warrants and tender the Shares underlying the War-rants. Based upon those assumptions, the Company estimates that the cost of purchasing the Shares, including fees and expenses will be $585.5 million. The Company expects to finance the purchase of Shares through the use of its cash on hand, the sale of the $100 million of convertible subordinated notes to Boss Investment, the sale of $200 million of senior subordinated notes and borrowings under a revolving credit facility. The Company has received commit-ment letters for a $350 million revolving credit facility from Bankers Trust Company, Citicorp USA, Inc. and Goldman Sachs Credit Partners LP and a highly confident letter with respect to the sale of $200 million of senior subordi-nated notes from BT Alex. Brown.

      A successful completion of the Offer will result in, among other things, three consequences: a significant increase in the Company's debt on its balance sheet, a decrease in its public float and the issuance of subordinated convert-ible notes that vote together with Shares and have certain other protective provisions.

      The Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity to sell their Shares to the Company (subject to proration) without payment of brokerage commissions. Any Odd Lot Owners whose Shares are purchased pursuant to the Offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots. To the extent the purchase of Shares in the Offer results in a reduction in the number of record or beneficial holders of Shares, the costs to the Company for services to stockholders will be reduced. Stockholders who determine not to accept the Offer will increase their proportionate inter-est in the Company's equity, and thus in the Company's future earnings and as-sets, subject to the Company's right to issue additional Shares and other eq-uity securities in the future.

      The Board of Directors of the Company has approved the Offer. However, stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares. Neither the Company nor its Board of Directors has authorized any person to make any such recommendation.

      Shares the Company acquires pursuant to the Offer will be retired.

9. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

      As of March 23, 1999, there were 45,275,872 Shares outstanding, 3,640,081 Shares issuable upon exercise of outstanding Options with exercise prices below $22.50 per Share and Warrants with exercise prices below $22.50 per Share to purchase 3,080,000 Shares. As of March 23, 1999, the Company's directors and executive officers as a group (12 persons) beneficially owned 7,956,897 Shares (including 3,528,500 Shares issuable to such persons upon exercise of Options or Warrants exercisable within sixty days of such date ("Exercisable Securi-ties") without regard to conditional exercises permitted to be made in the Of-
fer) which constituted approximately 16.3% of the outstanding Shares (including Shares issuable if all of the Exercisable Securities held by directors and ex-ecutive officers were exercised) at such time.

      As of March 23, 1999, the Company had granted or assumed Options with ex-ercise prices below $22.50 per Share to employees for the purchase of a total of 3,640,081 Shares of common stock. The Compensation Committee has accelerated the exercise date for Options so that optionees may tender Option Shares having exercise prices below $22.50 per Share in connection with the conditional exer-cise of outstanding Options in exchange for cash in the amount of $22.50 per Share, less the exercise price of the Option and the applicable tax withholding amount. To the extent that the Company purchases Option Shares, the Company will recognize compensation expense in an amount equal to the difference be-tween the $22.50 per Share and the exercise price per Option Share purchased. It is up to each individual employee to determine whether and to what extent he or she will (1) exercise Options and tender Option Shares; or (2) continue to hold such Options for exercise at any time in the future. If, after taking into account proration, the Company purchases less than all of a holder's Option Shares, the Options relating to up to 50% of the holder's Option Shares prior to the Company's purchase of Option Shares will remain exercisable and the Op-tions relating to the remaining Option Shares will not be considered to have been exercised and will remain outstanding subject to the original vesting schedule applicable to the portions of the holder's Options that would have vested last.

      Among the employees having Options are Joseph M. Ivey (president and chief executive officer), Timothy C. Clayton (executive vice president, chief financial officer and treasurer), F. Traynor Beck (executive vice president, general counsel and secretary), David Ledecky (executive vice president, chief administrative officer and a member of the Board of Directors) and Michael Sul-livan (chairman of the Building One Service Solutions Group). Mr. Ivey received an Option to purchase 250,000 Shares at an exercise price of $16.75 per Share as part of an employment agreement effective February 25, 1999. Messrs. Clay-ton, Beck and Ledecky each received Options to purchase 500,000 shares of com-mon stock at an exercise price of $20.00 per share as part of employment agree-ments dated November 25, 1997. Mr. Sullivan received (a) an Option to purchase 200,000 Shares at an exercise price of $14.1875 per Share as part of an employ-ment agreement effective November 6, 1998 and (b) an Option to purchase 24,000 Shares at an exercise price of $22.25 in connection with a sale of a business to the Company on May 11, 1998. These Options vest ratably on the first, sec-ond, third and fourth anniversary of the date of the grant except to the extent exercised in connection with the Offer. Similar to the rest of the holders of Options having exercise prices below $22.50 per Share, these persons will be permitted to conditionally exercise all of their Options and tender their Op-tion Shares in the Offer subject to proration and the other terms of the Offer. These Options expire on the tenth anniversary of the date of grant.

      As of March 23, 1999, the Company had issued 13,174,267 Shares subject to contractual restrictions on transfer in connection with its purchase of busi-nesses, including 1,256,284 Shares owned by Messrs. Heule, Ivey, Love and Sul-livan, who are executive officers and directors of the Company. The Company is permitting the former owners of those acquired businesses to tender

100% of the Restricted Shares they received in exchange for their businesses. The Company will not purchase, however, more than 50% of any one person's Re-stricted Shares. To the extent that the Company does not purchase up to 50% of any one person's Restricted Shares, such Shares will remain free of any con-tractual restrictions on transfer (but subject to any applicable securities law limitations).

      Joseph M. Ivey, the Company's president and chief executive officer and a director, has advised the Company that he does not intend to tender any of the Shares he owns directly or through a trust or any of his Option Shares. The Company's other directors and executive officers have not advised the Company whether they will tender Shares, including Option Shares and Shares underlying Warrants, pursuant to the terms of the Offer.

      In connection with the Offer, Messrs. Ivey, Love and Sullivan and certain other key employees of the Company have agreed to extend their lock-up agree-ments applicable to the shares of stock that they will own after the Offer for an additional twelve months from the date of their original expiration.

      W. Russell Ramsey, a director, is President and stockholder of Friedman, Billings, Ramsey Group, Inc. ("FBR"). FBR, through wholly owned subsidiaries, acted as a financial advisor to the Company in connection with the Company's consideration of strategic alternatives, for which it received a fee of $500,000. FBR will receive an additional fee of up to $3 million upon consumma-tion of the Offer.

      Except as discussed below, based upon the Company's records and upon in-formation provided to the Company by its directors, executive officers, associ-ates and subsidiaries, neither the Company nor any of its associates or subsid-iaries or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiary of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to February 19, 1999 and since that date. The Company issued 922,019 Shares in connection with five acquisitions completed in March 1999, 24,166 Shares to participants in the Purchase Plan on January 1, 1999 and 18,594 Shares upon the exercise of Options granted to persons other than directors and executive offi-cers since December 7, 1998.

      Except as set forth in this Supplement to the Offer to Purchase, includ-ing the descriptions of the Company's agreement with Boss Investment and Boss Investment's rights after the completion of the Offer, neither the Company nor any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, un-derstanding or relationship with any other person relating, directly or indi-rectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authoriza-tions).

10.   SOURCE AND AMOUNT OF FUNDS

      Assuming that the Company purchases 25,500,000 Shares pursuant to the Of-fer at a purchase price of $22.50 per Share, net to the seller in cash, or, in the case of Option Shares, $22.50 per Share less the exercise price per Share and applicable withholding taxes, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approxi-mately $585.5 million. The Company estimates that the funds necessary to pay such amounts will come from available cash, the issuance of $200 million in se-nior subordinated notes, the sale of $100 million of convertible subordinated
notes to Boss Investment and a portion of a $350 million revolv     -
ing credit facility. It is estimated that the Company will incur approximately $25 million in financing, legal and accounting charges. The Company has re-ceived commitment letters from Bankers Trust Company, Goldman, Sachs & Co. and Citicorp USA, Inc. for the $350 million revolving credit facility and a highly confident letter from BT Alex. Brown Incorporated for the offering of $200 mil-lion in senior subordinated notes.

      The Company has assumed, for purposes of the unaudited pro forma financial data, that the interest rate on the senior subordinated notes will be in a range of 10.5% to 10.625% to be paid semi-annually. The senior subordinated notes will mature in ten years, will be unsecured subordinated obligations and will be guaranteed by our domestic subsidiaries. Interest on the senior subordinated notes will be paid semi-annually and principal will be paid at maturity. The senior subordinated notes and the guarantees will rank junior to the senior debt.

      The Company will be able to redeem the senior subordinated notes, in whole or in part, at any time on or after the fifth anniversary of their issuance, at specified redemption prices, plus accrued interest. At any time (which may be more than once) before the third anniversary of the issue date of the senior subordinated notes, the Company will be able to redeem up to 35% of the outstanding senior subordinated notes with money raised in one or more equity offerings under certain circumstances. Upon a change of control of the Company, the holders of the senior subordinated notes will have the right to sell the notes to the Company at 101% of the face amount plus accrued interest.



      Additionally, the Company expects that the indenture governing the senior subordinated notes will also contain certain covenants that will restrict, among other things, its ability to incur indebtedness, pay dividends, incur liens, sell or otherwise dispose of a substantial portion of its assets or merge or consolidate with another entity.

      The convertible subordinated notes will mature on the thirteenth anniver-sary of the date of issuance and will provide for interest payments at a rate of 7.5% to be paid in additional convertible subordinated notes or cash, at the Company's election, for the first five years after their issuance, and in cash thereafter. The holders of a majority of the outstanding principal amount of the convertible subordinated notes, however, will have the right to require the payment of interest in cash after the third and through the fifth anniversary of the issuance of the convertible subordinated notes. In addition, the provi-sions of the revolving credit facility and the indenture for the senior subor-dinated notes may limit the Company's ability to pay cash interest payments.

      The convertible subordinated notes will be convertible into Shares at an initial conversion price of $22.50 per Share plus all accrued and unpaid inter-est. Assuming conversion of the principal amount of the convertible subordi-nated notes, assuming all interest is paid in cash, and assuming the Company purchases 24.6 million Shares in the Offer, Boss Investment will have the right to acquire upon conversion 4,444,444 Shares, or approximately 17% of the out-standing voting power after the Offer. If the convertible subordinated notes are converted prior to the fifth anniversary of their issuance, the amount con-verted into Shares will include additional interest that would have accrued or been paid from the date of conversion through the fifth anniversary of the is-suance of the convertible subordinated notes. However, unless the conversion is in connection with a change of control, the additional interest will not exceed a total of 30 months of interest. The Company will adjust the conversion price under certain circumstances, including the issuance of Shares at a price below the conversion price of the convertible subordinated notes or below the then fair market value of a Share or the repurchase of our Shares at prices above the then fair market value.

      The indenture for the convertible subordinated notes will limit the Company's ability to incur additional indebtedness, pay dividends, repurchase securities or repay certain other indebtedness. The Company has agreed to seek stockholder approval of amendments to its restated certificate of incorporation that would authorize the holders of the convertible subordinated notes to vote together with the holders of Shares on all of the matters submitted to its stockholders for a vote and to elect three of its directors (or, if the Board has more than ten directors, no less than 30% of the directors). The holders of the convertible subordinated notes will be entitled to cast the number of votes that they would be entitled to cast if they had converted the convertible sub-ordinated notes into Shares. If this amendment is not enacted by the later of July 25, 1999 and the 60th day after issuance of the convertible subordinated notes (the "deadline"), the interest rate on the convertible subordinated notes will increase to 12.5%, but will revert back to 7.5% after the amendment is en-acted. In addition, if the amendment is not enacted by 90 days after the dead-line, the conversion price will be permanently reduced by $1.00. It will be permanently reduced by another $1.00 every 90 days afterward (up to a maximum $4.00 reduction), unless the amendment has been enacted before the scheduled reduction. At closing, the Board will have ten directors including three mem-bers who are designees of Boss Investment. Additionally, if certain events of default occur which the Company does not correct, Boss Investment will be enti-tled to elect a majority of the Board of Directors to hold office only for so long as such events of default are continuing.

      Pursuant to the Company's agreement with Boss Investment, as long as Boss Investment holds at least 50% of the outstanding convertible subordinated notes, the Company, without the consent of Boss Investment, will be precluded from, among other things:

    . merging with another company unless in connection with a permitted ac-quisition, as defined;

    . liquidating, recapitalizing or reorganizing or otherwise materially al-tering its business;

    . acquiring or disposing of any business or assets in one or more trans-actions with an aggregate value in excess of $100 million;

    .  declaring or paying a dividend;

    . repurchasing any capital stock or indebtedness junior to the convert-ible subordinated notes;

    . agreeing to restrict its ability to honor the rights of the holders of the convertible subordinated notes;

    . entering into any agreement with an affiliate that is not in the ordi-nary course of business and on terms no less favorable to the Company than those in an arm's-length transaction;

    . increasing the size of the Board above ten directors, unless Boss In-vestment's designees continue to represent at least 30% of the Board; or

    . hiring, firing or amending the employment terms of its chief executive officer or chief operating officer.

      In addition, Boss Investment will have the right to acquire equity securities or securities convertible or exercisable for equity securities of the Company in an amount equal to 50% of the amount to be sold in a private placement. Boss Investment and any other holders of the convertible subordinated notes will have the right to require the Company to register the Shares that they acquire upon conversion of the convertible subordinated notes for resale under the Securities Act of 1933, as amended. Upon the issuance of the subordinated convertible notes, the Company will be obligated to pay Boss Investment a financing fee in the amount of $2,500,000, based upon the principal amount of the convertible subordinated notes, and reimburse Boss Investment for its related expenses.

      The revolving credit facility will bear interest at the sum of the (i) applicable margin and (ii) at the option of the Company, either the "base rate" or the "eurodollar rate" (as defined in the agreement for the revolving credit facility), which we have assumed to be in a range of 7.5% to 7.625% for pur-poses of the unaudited pro forma financial data set forth in Sections 11 and 17 of this Supplement to the Offer to Purchase. The Company will also pay certain commitment fees. The revolving credit facility will mature five years after the initial borrowing and will provide for certain mandatory repayments of the out-standing indebtedness.

      The revolving credit facility will likely include a number of significant covenants that impose restrictions on the Company and its subsidiaries. These covenants will include, among others, limitations on the Company's ability to incur additional indebtedness and pay the interest on Boss Investment's con-vertible subordinated notes in cash, and restrictions on mergers, acquisitions and the disposition of assets, sale and leaseback transactions and capital lease payments, dividends and other distributions and voluntary prepayment of indebtedness. In addition, the Company will be required to comply with finan-cial covenants with respect to minimum interest coverage and maximum leverage ratios. The revolving credit facility will be guaranteed by the Company's do-mestic subsidiaries and secured by a first priority lien on substantially all of the Company's assets and the assets of the Company's subsidiaries. The com-mitments for the revolving credit facility will terminate on June 30, 1999, un-less definitive credit documents have been executed.

11.   CERTAIN INFORMATION ABOUT THE COMPANY

      Building One Services Corporation is a leader in the facilities services industry. The Company, and the companies it has acquired since its formation, had pro forma revenues of approximately $1.5 billion in 1998. The Company's goal is to become a national single-source provider of facilities services. Fa-cilities services companies provide many products and services for the routine operation and maintenance of a building. Since its initial public offering in December 1997, the Company has grown significantly by purchasing privately-held electrical, mechanical and janitorial services businesses. Since its formation, the Company has acquired 36 companies with 127 operating locations that provide facilities services in 48 states. It currently offers mechanical and electrical installation, maintenance and specialty services and janitorial and maintenance management services.

      Financial Data. The table below sets forth historical and pro forma sum-mary consolidated financial information of the Company and its subsidiaries. The Statement of Operations Data for the years ended December 31, 1997 and 1998 (except pro forma amounts) have been derived from the Company's audited finan-cial statements, which are included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed with the SEC on March 30, 1999. The financial data have been restated from prior presentations as a result of the Company's decision to purchase Shares.

      The unaudited pro forma financial data gives effect to (i) the transac-tions contemplated by the Offer, including the offering of $200 million of se-nior subordinated notes, the sale of $100 million of convertible subordinated notes to Boss Investment and estimated borrowings under a $350 million revolv-ing credit facility necessary to finance the purchase of 25,500,000 Shares (24,600,000 Shares at a price of $22.50 per Share and 900,000 Shares at a price of $22.50 per Share less the exercise price for the purchase of Option Shares); and (ii) the 26 business combinations completed during the year ended Decem-ber 31, 1998 and the five acquisitions completed by the Company after Decem-ber 31, 1998, as if they had been consummated on January 1, 1998. The selected unaudited pro forma financial data should be read in conjunction with, and is qualified in its entirety by reference to, the unaudited pro forma financial statements set forth below. See "Section 17. Unaudited Pro Forma Financial Statements." The selected unaudited pro forma financial data are not necessar-ily indicative of the operating results or the financial position that would have been achieved had the events described above been consummated and should not be construed as representative of future operating results or financial po-sition.

      The summary historical financial information should be read in conjunc-tion with, and is qualified in its entirety by reference to, the audited fi-nancial statements and the related notes thereto from which it has been de-rived which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed with the SEC on March 30, 1999. The pro forma financial information should be read in conjunction with the histor-ical consolidated financial information and does not purport to be indicative of the results that would actually have been obtained had the purchase of Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.
                            Summary Financial Data
            (Dollars in thousands, except share and per share data)
-------------------------------------------------------------------------------

                                               Year Ended December 31,
                                          ------------------------------------
                                             1997              1998
                                          ----------  ------------------------
                                                        Actual      Pro Forma
                                                      -----------  -----------
Statement of Operations Data:
 Revenues................................ $   70,101  $   809,601  $ 1,467,336
 Cost of revenues........................     58,857      636,225    1,174,347
                                          ----------  -----------  -----------
 Gross profit............................     11,244      173,376      292,989
 Selling, general and administrative.....     11,776       99,771      168,865
 Goodwill amortization...................         --        7,653       13,425
 Non-recurring acquisition costs.........         --          768           --
                                          ----------  -----------  -----------
 Operating income (loss).................       (532)      65,184      110,699
 Other (income) expense
   Interest income.......................     (2,056)     (19,373)          --
   Interest expense......................        208        1,054       42,491
   Other, net............................       (221)         (80)      (3,635)
                                          ----------  -----------  -----------
 Income before income taxes..............      1,537       83,583       71,843
 Provision for income taxes..............         94       36,120       33,717
                                          ----------  -----------  -----------
 Net income.............................. $    1,443  $    47,463  $    38,126
                                          ==========  ===========  ===========
 Net income per share -- Basic........... $     0.25  $      1.19  $      1.77
                                          ==========  ===========  ===========
 Net income per share -- Diluted......... $     0.25  $      1.16  $      1.63
                                          ==========  ===========  ===========
 Weighted average shares outstanding --
   Basic.................................  5,683,464   39,908,364   21,597,071
                                          ==========  ===========  ===========
 Weighted average shares outstanding --
   Diluted...............................  5,865,550   40,928,452   26,314,739
                                          ==========  ===========  ===========

                                                                  As of
                                                            December 31, 1998
                                                           --------------------
                                               As of
                                         December 31, 1997   Actual   Pro Forma
                                         ----------------- ---------- ---------
Balance Sheet Data:
 Working capital.......................      $528,235      $  307,390 $117,719
 Total assets..........................       539,159       1,043,922  938,434
 Long term debt, net of current
  maturities...........................         1,679           3,287  429,639
 Stockholders' equity..................       529,480         837,537  289,760
 Book value per share (1)..............        $16.84          $18.51   $13.42

-------------------------------------------------------------------------------

(1) Book value per Share was calculated by dividing total stockholders' equity by the number of Shares outstanding. The pro forma book value per Share amounts for both periods were adjusted for the Offer at an approximate cost of $585,500, including transaction fees and expenses.

      The following table sets forth the ratio of earnings to fixed charges, on an actual and pro forma basis, for the Company for the periods indicated:

                                                       Year Ended December 31,
                                                     ---------------------------
                                                      1997        1998
                                                     ------ ----------------
                                                     Actual Actual Pro Forma
                                                     ------ ------ ---------
  Ratio of Earnings to Fixed Charges(1)............  5.79x  24.3x    2.5x

-------------------------------------------------------------------------------

(1) For purposes of computing the ratio of earnings to fixed charges: (i) "earnings" consists of income from continuing operations before income taxes and fixed charges; and (ii) "fixed charges" consists of interest, amortization of debt issuance costs, and the estimated interest component of rental expense.

Important Factors. The completion of the Offer will affect the Company and its stockholders in a number of ways. These are discussed below. In addition to the factors discussed below, readers are encouraged to refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed on March 30, 1999 for a further discussion of the Company's business and the risks and opportunities attendant thereto, including risks relating to its ex-pected increased debt and its impact on its operations and acquisition pro-gram; the ownership and rights of the Company's securities outstanding after the Offer; the dependence on key personnel of the Company and hourly wage and technical employees; risks related to the Company's consolidation strategy and ability to complete and integrate acquisitions; possible significant amortiza-tion charges; exposure to downturns in commercial and industrial construction; and substantial competition in the facilities services industry.

      This Supplement to the Offer to Purchase contains some forward-looking statements. You can identify these statements by the fact that they do not re-late strictly to historical or current facts. They use words like "believe," "may," "will," "expect," "intend," "plan," "anticipate," "estimate," or "con-tinue" and other words and terms of similar meaning. Any or all of the for-ward-looking statements in this Supplement to the Offer to Purchase or in any other public statements the Company makes may turn out to be wrong. They can be affected by inaccurate assumptions the Company might make or by known or unknown risks and uncertainties. Many factors will be important in determining the Company's future results. Consequently, no forward-looking statement can be guaranteed. Actual results could differ significantly.

      Increased Debt. The Company will need to borrow approximately $385.5 million to finance the Offer. After giving pro forma effect to the completion of the Offer, acquisitions completed after December 31, 1998, the borrowings to finance the Offer and fees and expenses relating to such borrowings, as of December 31, 1998, the Company would have had approximately $434.2 million of debt (excluding unused commitments of approximately $225.2 million under the revolving credit facility). The revolving credit facility will enable the Com-pany to fund the cash portion of future acquisitions, contingent payments that are required by certain acquisition agreements, capital requirements and fu-ture operations. The Company estimates that the acquisition agreements provide for the potential payment of approximately $147.6 million in cash and Shares. The completion of the Offer and the additional borrowings may have important consequences. For example, it could:

    . make it more difficult for the Company to satisfy its obligations with respect to outstanding indebtedness;

    . increase the Company's vulnerability to general adverse economic and industry conditions;

    . limit the Company's ability to fund future working capital, capital expenditures, research and development costs and other general corpo-rate requirements;

    . require the Company to dedicate a substantial portion of its cash flow from operations to payment of its indebtedness, which will ad-versely affect the Company's ability to meet its debt service re-quirements and force the Company to modify its operations if its ex-penses increase;

    . place the Company at a disadvantage when compared to those of its competitors that have less debt; and

    . limit the Company's flexibility in planning for, or reacting to, changes in its business or industry.

      Debt Covenants. The indenture relating to the senior subordinated notes, the terms relating to the convertible subordinated notes and the revolving credit facility will contain a number of significant covenants. These covenants will limit the Company's ability to, among other things:

    .  borrow additional money;

    .  make capital expenditures and other investments;

    .  pay dividends;

    .  merge, consolidate, or dispose of its assets;

    .  enter into transactions with its affiliates; and

    .  grant liens on its assets.

      In connection with the issuance of the $100 million convertible subordi-nated notes, so long as Boss Investment holds at least 50% of the outstanding convertible subordinated notes, the Company may not, among other things, agree to, or permit its subsidiaries to agree to, a provision in another agreement that would limit the Company's ability to honor the rights of holders of the convertible subordinated notes. The indenture for the convertible subordinated notes that the Company will issue to Boss Investment will provide certain vot-ing rights to the holders of the convertible subordinated notes, subject to the adoption of amendments to the Company's restated certificate of incorporation. If such amendments are not adopted within the time period specified in the in-denture, the interest rate on the convertible subordinated notes will increase to 12.5% for so long as the amendments to the restated certificate of incorpo-ration have not been adopted and the conversion price will be reduced, as de-scribed above.

      The revolving credit facility also will require the Company and its sub-sidiaries to meet certain financial tests. The failure to comply with these covenants would cause a default under the revolving credit facility. A default, if not waived, could result in acceleration of indebtedness under the revolving credit facility, in which case the debt would become immediately due and pay-able. If this occurs, the Company may not be able to pay its debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to the Company. Complying with these cove-nants may cause the Company to take actions that it otherwise would not take or not take actions that it otherwise would take.

      In connection with the revolving credit facility, the Company will grant the lenders a first priority lien on substantially all of its assets and those of its subsidiaries to secure its obligations and those of its subsidiaries un-der the revolving credit facility. In the event of a default under the revolv
    -
ing credit facility, the lenders under the revolving credit facility could foreclose upon the assets pledged to secure the revolving credit facility.

      Additional Information. The Company is subject to the informational fil-ing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their compensation, options granted to them, the principal holders of the Company's stock and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 2120, Washington DC 20549; at its regional of-fices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such mate-rial may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549. The SEC also maintains a Website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

12. EFFECT OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

      The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, the Company believes that a sufficient number of Shares will be outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares. Based on the published guide-lines of the National Association of Securities Dealers, the Company does not believe that its purchase of Shares pursuant to the Offer will cause its re-maining Shares to no longer be quoted on Nasdaq.

      The Shares are currently "margin securities" under the rules of the Fed-eral Reserve. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, fol-lowing the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve's margin regula-tions.

      The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the SEC and comply with the SEC's proxy rules in connection with meet-ings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming subject to deregistration under the Exchange Act. As of March 25, 1999, the Shares were held of record by 755 persons.

13.   CERTAIN LEGAL MATTERS

      The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisi-tion of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisi-tion or ownership of Shares as contemplated by the Offer. The Company's sale and Boss Investment's purchase of $100 million of convertible subordinated notes, however, is subject to the Hart-Scott-

Rodino Antitrust Improvement Acts of 1976, as amended (the "HSR Act"), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission and certain waiting period requirements have been satisfied. The Company and Boss Investment made the required filings on March 31, 1999. The waiting pe-riod under the HSR Act with respect to the sale to Boss Investment will expire at 11:59 p.m. on the thirtieth day after the date of the filings unless early termination of the waiting period is granted. The Company believes that the acquisition of the convertible subordinated notes will not violate the HSR Act or any other antitrust laws. Should any other such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may be required to de-lay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

14.   CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      In General. The following summary describes certain United States fed-eral income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed United States Treasury regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could materially affect the tax conse-quences described herein and could be made on a retroactive basis. As dis-cussed below, depending upon a stockholder's particular circumstances, the Company's purchase of such stockholder's Shares pursuant to the Offer may be treated either as a sale or a dividend for United States federal income tax purposes. Accordingly, such a purchase generally will be referred to in this section of the Supplement to the Offer to Purchase as an "exchange" of Shares for cash.

      Scope. This summary does not apply to Shares acquired as compensation
(or Options that are exchanged for cash). The summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particu-lar stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "con-version" transaction for United States federal income tax purposes). In par-ticular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States Holder. For purposes of this summary, a United States Holder is a holder of Shares that is (i) a citi-zen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exer-cise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer be-cause such income is effectively connected with the conduct of a trade or business within the United States. Such stock-holders are generally taxed in a manner similar to United States Holders (for purposes of this section, "Stockholder"); however, certain special rules apply. Foreign stockholders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld.

      The summary discussion set forth herein is included for general informa-tion only. The tax consequences of a sale of Shares pursuant to the Offer may vary depending upon, among other things, the particular situation and circum-stances of the tendering Stockholder. No information is provided herein as to the state, local or foreign tax consequences of the transaction contemplated by the Offer. Stockholders are urged to consult their own tax advisors to deter-mine the specific federal, state, local, foreign and other tax consequences of sales made by them pursuant to the Offer, including the effect of the stock ownership attribution rules mentioned herein.

      Characterization of the Sale. An exchange of Shares by a Stockholder pur-suant to the Offer will be a taxable transaction for United States federal in-come tax purposes. The United States federal income tax consequences of such exchange to a Stockholder may vary depending upon the Stockholder's particular facts and circumstances. Under Section 302 of the Code, an exchange of Shares by a Stockholder with the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a deemed distribution by the Company with respect to Shares continued to be held (or deemed to be held) by the tendering Stockholder) if the receipt of cash upon such exchange (i) is "substantially disproportionate" with respect to the Stockholder; (ii) results in a "complete redemption" of the Stockholder's interest in the Company; or (iii) is "not essentially equivalent to a dividend" with respect to the Stockholder. These tests (the "Section 302 tests") are explained more fully below.

      If any of the Section 302 tests is satisfied, and the sale of the ten-dered Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering Stockholder will rec-ognize capital gain or loss equal to the difference between the amount of cash received by the Stockholder pursuant to the Offer and the Stockholder's ad-justed tax basis in the Shares sold pursuant to the Offer. Such capital gain or loss will generally be long-term capital gain or loss if the tendering Stock-holder held the tendered Shares for more than 12 months. Under current law, any such gain or loss recognized by individuals, trusts or estates will be subject to a maximum 20% tax rate.

      If none of the Section 302 tests is satisfied, then, to the extent of the Company's current and accumulated earnings and profits, the tendering Stock-holder will be treated as having received a dividend taxable as ordinary income in an amount equal to the entire amount of cash received by the Stockholder pursuant to the Offer (without reduction for the adjusted tax basis of the Shares sold pursuant to the Offer), no loss will be recognized, and (subject to reduction as described below for corporate Stockholders eligible for the divi-dends-received deduction) the tendering Stockholder's adjusted tax basis in the Shares exchanged pursuant to the Offer will be added to such Stockholder's ad-justed tax basis in its remaining Shares, if any. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular Stock-holder, and thus no assurance can be given that any particular Stockholder will not be treated as having received a dividend taxable as ordinary income. If the exchange of Shares by a Stockholder is not treated as a sale or exchange for federal income tax purposes, any cash received for Shares pursuant to the Offer in excess of the current and accumulated earnings and profits of the Company will be treated, first, as a nontaxable return of capital to the extent of the Stockholder's adjusted tax basis in its Shares, and thereafter, as taxable capital gain, to the extent the cash received ex-ceeds such basis.

      Constructive Ownership of Stock. In determining whether any of the Sec-tion 302 tests is satisfied, a Stockholder must take into account not only the Shares which are actually owned by the Stockholder, but also Shares which are constructively owned by the Stockholder by reason of the attribution rules con-tained in Section 318 of the Code. Under Section 318 of the Code, a Stockholder may be treated as owning (i) Shares that are actually owned, and in some cases constructively owned, by certain related individuals or entities in which the Stockholder owns an interest, or, in the case of Stockholders that are enti-ties, by certain individuals or entities that own an interest in the Stockhold-er; and (ii) Shares which the Stockholder has the right to acquire by exercise of an Option or a conversion right contained in another instrument held by the Stockholder. Each Stockholder should be aware that, because proration may occur in the Offer, even if all of the Shares actually and constructively owned by a Stockholder are tendered pursuant to the Offer, fewer than all of such Shares may be purchased by the Company. Thus, proration may affect whether a sale by a Stockholder pursuant to the Offer will meet any of the Section 302 tests.

      Section 302 Tests. One of the following tests must be satisfied in order for the exchange of Shares pursuant to the Offer to be treated as a sale or ex-change for federal income tax purposes.

a. Substantially Disproportionate Test. The receipt of cash by a Stockholder will be "substantially disproportionate" if the percentage of the outstanding Shares actually and constructively owned by the Stockholder immediately following the exchange of Shares pursuant to the Offer (treating as not being outstanding all of the Shares purchased pursuant to the Offer) is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such Stockholder immediately before the exchange of Shares pursuant to the Offer (treating as outstanding all of the Shares purchased pursuant to the Offer). Stockholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation and circumstances.

b. Complete Redemption Test. The receipt of cash by a Stockholder will be a "complete redemption" of the Stockholder's interest in the Company if either (i) all of the Shares actually and constructively owned by the Stockholder are exchanged pursuant to the Offer; or (ii) all of the Shares actually owned by the Stockholder are exchanged pursuant to the Offer and, with respect to the Shares constructively owned by the Stockholder which are not exchanged pursuant to the Offer, the Stockholder is eligible to waive (and effectively waives) constructive ownership of all of such Shares under procedures described in Section 302(c) of the Code. Stockholders considering making such a waiver should do so in consultation with their own tax advisors.

c. Not Essentially Equivalent to a Dividend Test. Even if the receipt of cash by a Stockholder fails to satisfy the "substantially disproportionate" test and the "complete redemption" test, a Stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the Stockholder's exchange of Shares pursuant to the Offer results in a "meaningful reduction" in the Stockholder's proportionate interest in the Company. Whether the receipt of cash by a Stockholder who exchanges Shares pursuant to the offer will be "not essentially equivalent to a dividend" will depend upon the Stockholder's particular facts and circumstances. The IRS has indicated in published Revenue Rulings that even a small reduction in the proportionate interest of a small minority Stockholder in a publicly-held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." The IRS held, for example, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a reduction in the percentage ownership interest of a Stockholder in a publicly-held corporation who held a minimal interest and who exercised no control over the affairs of the corporation from .0001118% to .0001081% (a reduction of only 3.3% in the Stockholder's prior percentage ownership interest) would constitute a "meaningful reduction." Stockholders expecting to rely on the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application to their particular situation and circumstances.

      The Company cannot predict whether or to what extent the Offer will be over-subscribed. If the Offer is over-subscribed, proration of the tenders pur-suant to the Offer will cause the Company to accept fewer Shares than are ten-dered. Therefore, a Stockholder can be given no assurance that a sufficient number of such Stockholder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above unless the Stockholder makes a conditional tender as described in Section 3 and the number of Shares to be exchanged pursuant to the conditional tender would satisfy one of the Section 302 tests.

      If a Stockholder sells Shares to persons other than the Company at or about the time such holder also exchanges Shares pursuant to the Offer, and the various sales effected by the Stockholder are part of an overall plan to reduce or terminate such Stockholder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the Stockholder's exchange of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the Stockholder satisfies any of the Section 302 tests described above.

      Corporate Shareholder Dividend Treatment. If an exchange of Shares pursu-ant to the Offer by a corporate Stockholder is treated as a dividend, the cor-porate Stockholder may be entitled to claim a deduction in an amount equal to 70% of the gross dividend under Section 243 of the Code, subject to applicable limitations. Corporate Stockholders should consider the effect of Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to any dividend on any share of stock that is held for 45 days or less during the 90-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend. For this purpose, the length of time a taxpayer is deemed to have held stock may be re-duced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other hedging transactions. Moreover, under Section 246A of the Code, if a corporate Stockholder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction may be reduced by a percentage generally computed based on the amount of such indebtedness and the Stockhold-er's total adjusted tax basis in the Shares.

      In addition, any amount received by a corporate Stockholder pursuant to the Offer that is treated as a dividend may constitute an "extraordinary divi-dend" under Section 1059 of the Code. In such case, a corporate Stockholder would be required under Section 1059(a) of the Code to reduce its adjusted tax basis (but not below zero) in its Shares by the non-taxed portion of the ex-traordinary dividend (i.e., the portion of the dividend for which a deduction is allowed), and, if such portion exceeds the Stockholder's adjusted tax basis in its Shares, to treat the excess as gain from the sale of such Shares in the year in which the dividend is received. These basis reduction and gain recogni-tion rules would be applied by taking account only of the Stockholder's adjusted tax basis in the Shares that were sold, without regard to other Shares that the Stockholder may continue to own. Corporate Stockholders should consult their own tax advisors as to the application of Section 1059 of the Code to the Of-fer, and to any dividends which may be treated as paid with respect to Shares sold pursuant to the offer.

      Foreign Stockholders. See Section 3 with respect to the withholding of taxes for foreign stockholders.

      Backup Withholding. See Section 3 with respect to the application of United States federal income tax backup withholding.

Tax Considerations for Holders of Option Shares or ESPP Shares

      Option Shares. An Option holder who receives cash in the Offer in ex-change for Option Shares will be treated as receiving compensation income per Share sold equal to the excess of $22.50 over the exercise price per Share of the relevant Option. Such income will be taxed to the Option holder at ordinary income rates and will be subject to withholding for income and employment tax-es.

      ESPP Shares. The first offering period under the ESPP commenced July 1, 1998, and therefore no ESPP Shares have been held for a period that exceeds one year from the commencement of the offering. Accordingly, of the total gain re-alized on any exchange of ESPP Shares (i.e., the difference between $22.50 mul-tiplied by the number of ESPP Shares exchanged and the aggregate purchase price paid for such shares), the portion that equals the difference between the mar-ket value of the shares on the date the shares were acquired and the price paid for the shares will be treated as compensation income (taxed at ordinary income tax rates). Any remaining portion (i.e., the difference between $22.50 multi-plied by the number of ESPP Shares exchanged and the market value of the shares on the date the shares were acquired) will be taxed as described under the heading "Characterization of the Sale" if any of the Section 302 tests are sat-isfied and as described under the heading "Characterization of the Sale" if none of the Section 302 tests are satisfied.

15.   EXTENSION OF THE OFFER; TERMINATION; AMENDMENT

      Subject to the last paragraph of this Section 15, the Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Harris Trust and making a public announcement thereof.

      Subject to the last paragraph of this Section 15, the Company also ex-pressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for pay-ment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to Harris Trust and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is lim-ited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares ten-dered promptly after termination or withdrawal of a tender offer.

      Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limita-tion, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 12:00 noon, New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designated to in-form stockholders of such change. Without limiting the manner in which the Com-pany may choose to make any public announcement, except as provided by applica-ble law (including Rule 13e-4(e)(2) promulgated under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

      If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rule 13e-4 promulgated under the Exchange Act, which requires that the minimum period dur-ing which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. Pursuant to Rule 13e-4(f)(1)(ii), if (i) the Company increases or decreases the price to be paid for Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought; and (ii) the Offer is scheduled to expire at any time earlier than the expira-tion of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

      Notwithstanding anything else herein to the contrary, pursuant to the terms of the Company's agreement with Boss Investment, (a) no condition to the Offer may be waived in whole or in part, and the Offer may not be terminated without the prior written consent of Boss Investment and (b) the Company shall, unless otherwise requested by Boss Investment, and may, without the prior written consent of Boss Investment, extend the Offer periodically through June 20, 1999, if at the then scheduled or any extended expiration of the Offer, any of the conditions of the offer shall not be satisfied or waived, until such time as all such conditions are satisfied or waived.

16.   FEES AND EXPENSES

      MacKenzie Partners, Inc., Harris Trust Company of New York, AST StockPlan, Inc. and American Stock Transfer and Trust Company are providing services in connection with the Offer, and the Company will pay reasonable and customary compensation for their services in such capacities. The Company will also reimburse MacKenzie Partners and Harris Trust for out-of-pocket expenses and has agreed to indemnify MacKenzie Partners and Harris Trust against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. MacKenzie Partners may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request bro-kers, dealers and other nominee stockholders to forward materials relating to the

Offer to beneficial owners. Neither MacKenzie Partners nor Harris Trust has been retained to make solicitations or recommendations in connection with the Offer.

      The Company will not pay fees or commissions to any broker, dealer, com-mercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nomi-nees. No such broker, dealer, commercial bank or trust company has been autho-rized to act as the Company's agent for purposes of the Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 6 of the Letter of Trans-mittal.

17.   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

      The financial statements of the Company included in the following unau-dited pro forma financial statements represent the consolidated financial statements of the Company, which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998. The unaudited pro forma financial data gives effect to:

    . the purchase in the Offer of 25,500,000 Shares, consisting of, for purposes of the pro forma financial data, approximately 24,600,000 Shares at a price of $22.50 per Share and approximately
       900,000 Shares at a price of $22.50 per Share less the exercise price for the purchase of Option Shares underlying Options;

    . the businesses the Company acquired in 1998 (the "1998 Acquisitions") and 1999 (the "1999 Acquisitions"), in each case as if they had been acquired on January 1, 1998; and

    . the financing of the Offer and the 1999 Acquisitions from the proceeds of the sale of the senior subordinated notes and the convertible subordinated notes, estimated borrowings under the revolving credit facility and available cash.

The pro forma financial statements do not reflect any earn-out payments pay-able with respect to completed and pending acquisitions. The Company estimates that the acquisition agreements provide for the potential payment of approxi-mately $147.6 million in cash and Shares.

      The following unaudited pro forma balance sheet gives effect to the Offer, including the financing of the Offer, and the 1999 Acquisitions as if they had been consummated as of December 31, 1998.

      The unaudited pro forma statements of operations give effect to (i) the Offer, including the financing of the Offer, and (ii) the 26 acquisitions com-pleted during the year ended December 31, 1998 which were accounted for under the purchase method of accounting (the "1998 Purchases") and the 1999 Acquisi-tions as if they had been consummated on January 1, 1998, and (iii) certain other pro forma adjustments to the historical financial statements.

      The pro forma adjustments are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial data does not purport to represent what the Company's consolidated financial position and results of operations would ac-tually have been if such transactions in fact had occurred on the assumed dates and are not necessarily representative of the Company's financial posi-tion or results of operations for any future period. The unaudited pro forma financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

                       Unaudited Pro Forma Balance Sheet

                               December 31, 1998
                             (Dollars in thousands)

                                         1999 Acquisitions
                          Building One ---------------------
                            Services              Pro Forma   Tender        Pro Forma
                          Corporation  Historical Adjustment   Offer        Combined
                          ------------ ---------- ---------- ---------      ---------
         ASSETS                                      (A)        (B)
Current assets:
 Cash and cash
  equivalents...........   $  213,096   $ 2,966    $(42,230) $(563,502)(i)  $ 13,096
                                                               402,766 (ii)
 Accounts receivable,
  net...................      246,623    24,798                              271,421
 Cost and estimated
  earnings in excess of
  billings on
  uncompleted
  contracts.............       25,441     4,160                               29,601
 Prepaid expenses and
  other current
  assets................       17,108       625                               17,733
                           ----------   -------    --------  ---------      --------
   Total current
    assets..............      502,268    32,549     (42,230)  (160,736)      331,851
Property and equipment,
 net....................       38,967     4,812                               43,779
Intangible assets, net..      496,381                37,201                  533,582
Other assets............        6,306       916                 22,000        29,222
                           ----------   -------    --------  ---------      --------
   Total assets.........   $1,043,922   $38,277    $ (5,029) $(138,736)     $938,434
                           ==========   =======    ========  =========      ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
 Short-term debt........   $    2,167   $ 2,383    $         $              $  4,550
 Accounts payable.......       75,029    10,412                               85,441
 Billings in excess of
  costs and estimated
  earnings on
  uncompleted
  contracts.............       58,773     3,087                               61,860
 Income taxes payable...        6,125                           (2,801)        3,324
 Accrued compensation...       27,737     3,098                               30,835
 Accrued liabilities....       25,047     3,075                               28,122
                           ----------   -------    --------  ---------      --------
   Total current
    liabilities.........      194,878    22,055                 (2,801)      214,132
Long-term debt..........        3,287     1,586                424,766       429,639
Other liabilities.......        8,220       125      (3,442)                   4,903
                           ----------   -------    --------  ---------      --------
   Total liabilities....      206,385    23,766      (3,442)   421,965       648,674
Stockholders' equity:
 Common stock...........           45       120        (119)       (25)           21
 Additional paid-in
  capital...............      832,514        60      12,863   (600,430)      245,007
 Treasury stock.........      (41,832)      (78)         78     41,832
 Retained earnings......       47,255    14,409     (14,409)    (2,078)       45,177
 Accumulated other
  comprehensive
  (loss)................         (445)                                          (445)
                           ----------   -------    --------  ---------      --------
   Total stockholders'
    equity .............      837,537    14,511      (1,587)  (560,701)      289,760
                           ----------   -------    --------  ---------      --------
   Total liabilities and
    stockholders'
    equity..............   $1,043,922   $38,277    $ (5,029) $(138,736)     $938,434
                           ==========   =======    ========  =========      ========

                  Unaudited Pro Forma Statement of Operations
                      For the Year Ended December 31, 1998

          (Dollars in thousands, except share and per share data)

                          Building
                             One
                          Services      1998         1999      Pro Forma     Pro Forma
                         Corporation  Purchases  Acquisitions Adjustments     Combined
                         -----------  ---------  ------------ -----------    ----------
Revenues................ $  809,601   $502,663     $155,072    $             $1,467,336
Cost of revenues........    636,225    411,042      127,080                   1,174,347
                         ----------   --------     --------    --------      ----------
 Gross profit...........    173,376     91,621       27,992                     292,989
Selling, general and
 administrative
 expenses...............     99,771     71,905       20,546     (23,357)(A)     168,865
Goodwill amortization...      7,653        237                    5,535 (B)      13,425
Non-recurring pooling
 costs..................        768                                (768)(C)
                         ----------   --------     --------    --------      ----------
 Operating income.......     65,184     19,479        7,446      18,590         110,699
Other (income) expense:
 Interest expense.......      1,054      1,835          441      39,161 (D)      42,491
 Interest income........    (19,373)    (1,852)         (78)     21,303 (E)
 Other, net.............        (80)    (1,455)        (150)     (1,950)(F)      (3,635)
                         ----------   --------     --------    --------      ----------
Income before provision
 for income taxes.......     83,583     20,951        7,233     (39,924)         71,843
Provision for income
 taxes..................     36,120      6,550          793      (9,746)(G)      33,717
                         ----------   --------     --------    --------      ----------
Net income.............. $   47,463   $ 14,401     $  6,440    $(30,178)     $   38,126
                         ==========   ========     ========    ========      ==========
Net income per share--
 Basic.................. $     1.19                                          $     1.77
                         ==========                                          ==========
Net income per share--
 Diluted................ $     1.16                                          $     1.63
                         ==========                                          ==========
Weighted average shares
 outstanding--Basic..... 39,908,364                                          21,597,071
                         ==========                                          ==========
Weighted average shares
 outstanding--Diluted... 40,928,452                                          26,314,739
                         ==========                                          ==========

               Notes to Unaudited Pro Forma Financial Statements

         (Dollars in thousands, except share and per share data)

Note 1--Unaudited Pro Forma Balance Sheet Adjustments

(A) Adjustment to reflect the purchase of the 1999 Acquisitions for consideration of approximately $42,230 in cash (excluding related professional fees) and 922,019 Shares resulting in excess purchase price over the fair value of net assets acquired of $37,201. Such allocations are preliminary in nature, pending the outcome of a detailed analysis being performed by the Company of the assets and liabilities acquired. For purposes of computing the estimated purchase price for business combinations accounted for under the purchase method of accounting, the value of the Shares was determined in consideration of restrictions, if applicable, on the transferability of the Shares issued.

(B) (i) Adjustment to reflect the use of cash to purchase the 25,500,000 Shares, consisting of 24,600,000 Shares at a price of $22.50 per Share and 900,000 Shares at a price of $22.50 per Share less the exercise price for outstanding Options estimated to be exercised, including applicable transaction fees of $3,000.

  (ii) Adjustment to reflect the sale of $200,000 of senior subordinated notes at an assumed interest rate of 10.5% and $100,000 of 7.5% convertible subordinated notes and $124,766 of borrowings under the revolving credit facility at an assumed rate of 7.5%. Additionally, the adjustment reflects approximately $22,000 of debt issue costs which will be capitalized and amortized over the life of the debt.

  As a result of the Company allowing for the exchange of an estimated 900,000 Options in the tender offer, compensation expense is recorded to the extent that the Option holder exercises the Option for the net cash payments made upon exercise. The Company estimates that the compensation expense related to the Option Shares purchased in the tender offer will approximate $3,464, assuming the 900,000 Option Shares are purchased. For purposes of the pro forma balance sheet, the Company has reflected the after-tax compensation expense of $2,078 ($3,464 before the benefit from income taxes) as a reduction to retained earnings. Additionally, income taxes payable has been decreased by approximately $2,801 to reflect the expected income tax benefit and additional paid-in-capital has been increased by $4,879. The Company has not included these items as compensation expense in the unaudited pro forma statement of operations because they are of a non-recurring nature and are directly related to the tender offer.

         (Dollars in thousands, except share and per share data)
Note 2--Unaudited Pro Forma Statements of Operations Adjustments

(A) Adjustment to reflect the modifications in salaries, bonuses and benefits to owners of the 1998 Purchases, and the 1999 Acquisitions to which they have agreed prospectively.

(B) Adjustment to reflect the increase in amortization expense relating to goodwill recorded in purchase accounting related to the 1998 Purchases and the 1999 Acquisitions for the periods prior to the date of acquisition. The goodwill is being amortized over an estimated life of 40 years.

(C) Adjustment to reflect the reduction in one-time non-recurring acquisition costs related to pooling-of-interests business combinations. These costs consist of legal, accounting and broker fees.

(D) Adjustment to reflect the increase in interest expense as follows:

   Interest expense on the senior subordinated notes at an assumed rate of 10.5%.................................................... $21,000
   Interest expense on the convertible subordinated notes at 7.5%....   7,500
   Interest expense on the borrowings of $124,766 under the new
    credit facility at an assumed rate of 7.5%.......................   9,357
   Commitment fees on the unused portion of the new credit facility
    of 0.5%..........................................................   1,126
   Interest expense on other secured debt at an average rate of
    7.5%.............................................................     708
                                                                      -------
     Subtotal........................................................  39,691
   Elimination of historical interest expense........................  (3,330)
   Amortization of debt financing costs..............................   2,800
                                                                      -------
                                                                      $39,161
                                                                      =======

   Depending on market conditions at the time the senior subordinated notes are offered and the revolving credit facility is obtained, the interest rates may vary from those indicated herein. A 1/8 of 1% change in the in-terest rate on the senior subordinated notes and the revolving credit fa-cility would change interest expense and net income as follows:

                                            Senior Subordinated Revolving Credit
                                                   Notes            Facility
                                            ------------------- ----------------
      Interest expense.....................        $250               $156
      Net income...........................        $150               $ 94

(E) Adjustment to eliminate interest income relating to the cash consideration used in the acquisition of the 1998 Purchases, the 1999 Acquisitions and cash used in the tender offer.

(F) Adjustment to reflect the elimination of minority interest associated with the acquisition of the remaining 50% interest of a currently 50% owned business by the Company.

(G) Adjustment to reflect the incremental provision for federal and state in-come taxes assuming a combined federal and state statutory rate of approx-imately 40% and the non-deductibility of certain goodwill amortization.

          (Dollars in thousands, except share and per share data)
Note 3--Shares Used To Compute Earnings Per Share

      Basic pro forma earnings per Share is calculated based upon 21,597,071 weighted average Shares outstanding for the year December 31, 1998. This amount represents the Shares outstanding subsequent to the purchase in the tender of-fer of 24,600,000 Shares as well as the repurchase of an estimated 900,000 Op-tion Shares from the exercise of certain Options.

      Diluted earnings per Share is calculated based upon the weighted average Shares outstanding of 21,604,084, the incremental Shares assuming the convert-ible subordinated notes convert into Shares and the dilution attributable to Options and warrants outstanding subsequent to the tender offer.

      The weighted average Shares outstanding used to calculate pro forma earn-ings per Share for the year ended December 31, 1998 are as follows:

                                                                 Year ended
                                                              December 31, 1998
                                                              -----------------
Basic earnings per Share:
 Net income..................................................    $    38,126
 Pro forma weighted average Shares outstanding -- Basic......     21,597,071
                                                                 -----------
 Net income per Share -- Basic...............................    $      1.77
                                                                 ===========
Diluted earnings per Share:
 Net income .................................................    $    38,126
 Plus: Interest expense on 7.5% convertible subordinated
  notes and related amortization expense on debt issue costs
  net of applicable income taxes.............................          4,788
                                                                 -----------
 Net income on an as if converted basis......................         42,914
                                                                 -----------
 Pro forma weighted average Shares outstanding -- Basic......     21,597,071
 Dilution attributable to options and warrants...............        273,224
 Convertible subordinated notes, on an as if converted
  basis......................................................      4,444,444
                                                                 -----------
 Pro forma weighted average Shares outstanding -- Diluted....     26,314,739
                                                                 -----------
Net income per Share -- Diluted..............................    $      1.63
                                                                 ===========

18.   MISCELLANEOUS

      The Company is not aware of any jurisdiction where the making of the Of-fer is not in compliance with applicable law. However, the Company may, at its discretion, take such action as it may deem necessary for the Company to make the Offer in any jurisdiction and extend the Offer to holders in such jurisdic-tion.

      Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the SEC Amendment No. 1 to its Issuer Tender Offer Statement on
Schedule 13E-4 (the "Amended Schedule 13E-4") which contains additional infor-mation with respect to the Offer. The Amended Schedule 13E-4, including the ex-hibits and any additional amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Sec-tion 11 with respect to information concerning the Company.

      No person has been authorized to give any information or make any repre-sentation on behalf of the Company in connection with the Offer other than those contained in this Supplement to the Offer to Purchase or in the related Letter of Transmittal. If given or made, such information or representation must not be relied upon as having been authorized by the Company.

                                              Building One Services Corporation

April 6, 1999

      A holder of Shares, other than Option Shares and ESPP Shares, or such stockholder's broker, dealer, commercial bank, trust company or other nominee, should properly complete and send or deliver the Letter of Transmittal (or a manually signed facsimile thereof) and certificates for the Shares, other than Pledged Shares, and any other required documents to Harris Trust at one of its addresses set forth below:

The Depositary for the Offer is:
                               Harris Trust Company of New York

By Mail:                       Wall Street Station
                               Post Office Box 1023
                               New York, NY 10268-1023

By Hand/Overnight Courier:     Receive Window
                               Wall Street Plaza
                               88 Pine Street, 19th Floor
                               New York, NY 10005

By Facsimile Transmission:     212/701-7636

Confirm Receipt of Notice of Guaranteed Delivery by Telephone (collect):
212/701-7624

    A holder of Option Shares or ESPP Shares should follow the applicable procedures for tendering such Shares in the separate documents relating to the tendering of Shares.

      Any questions or requests for assistance or for additional copies of this Supplement to the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any of the other documents referred to herein may be di-rected to MacKenzie Partners, at the telephone number and address below. Stock-holders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. To confirm delivery of Shares, stockhold-ers are directed to contact Harris Trust.

The Information Agent for the Offer is:

                [LOGO OF MACKENZIE PARTNERS, INC. APPEARS HERE]
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL FREE (800) 322-2885